VIA EDGAR

February 5, 2013

Mr. John Cash
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:    Mueller Water Products, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 29, 2012
File No. 1-32892

Dear Mr. Cash:

I am writing to respond to the comments set forth in your letter, dated January 23, 2013 (the “Comment Letter”), with respect to the above referenced filing of Mueller Water Products, Inc. (the “Company”).

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

1.    Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21; Results of Operations, page 22; and Segment Analysis, page 23

In future filings, please expand your narrative to quantify the factors that you identify as reasons for the changes in your segment results from period-to-period.

In future filings, the Company will expand its narrative to quantify the factors it identifies as reasons for the changes in its segment results from period-to-period, except in any specific instance to the extent quantification would put the segment at a competitive disadvantage. In those instances where quantification could cause competitive harm, the Company will look for alternatives ways, if practical, to communicate the significance of such factors without providing competitively sensitive information. In addition, the Company will continue to discuss factors that, though not material, will allow for an enhanced understanding of its segment results from period to period.

1200 ABERNATHY ROAD, N.E. | SUITE 1200 | ATLANTA, GA 30328 770-206-4200 | www.muellerwaterproducts.com

2.    Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Effect of Inflation; Seasonality, page 29

We note that Mueller Co. experienced a 3% decrease in average cost per ton of scrap steel while Anvil experienced a 5% increase in average cost per ton of scrap steel purchased in 2012 compared to 2011. In future filings, please provide additional detail on the factors impacting the cost of scrap steel and other raw materials for Mueller and Anvil so that investors can understand why any apparent inconsistencies exist.

In future filings, the Company will provide additional detail on the factors impacting the cost of scrap steel and other raw materials for its Mueller Co. and Anvil segments.

3.    Financial Statements; Note 18. Commitments and Contingencies, page F-32

Please tell us and revise future filings, to explain whether your assessment of materiality concerning your Burlington, NJ environmental matter also extends specifically to your cash flows.

As of the filing date of the Company's Form 10-K for the year ended September 30, 2012, the Company's assessment of materiality concerning the Burlington, NJ environmental matter also extended to its cash flows.

In future filings, the Company will indicate whether its assessment of the materiality of a matter extends to its cash flows.

4.    Financial Statements; Note 21. Consolidating Guarantor and Non-Guarantor Financial Information, page F-35

Please revise future annual and quarterly filings to disclose, if accurate, that each guarantor subsidiary is “100% owned” by the parent company, as required by Rule 3-10(i)(8)(i) of Regulation S-X or, if not accurate, please explain to us how your condensed consolidating financial statements comply with Rule 3-10 of Regulation S-X.

The Company will revise its future annual and quarterly filings to disclose, if remaining accurate, that each guarantor subsidiary is “100% owned” by the parent company.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by phone (770-206-4223), fax (770-206-4270) or email (ehart@muellerwp.com) if you have any questions or require further information.

Very truly yours,

/s/ Evan L. Hart
Evan L. Hart
Senior Vice President and
Chief Financial Officer